Corvus Pharmaceuticals, Inc.
863 Mitten Road, Suite 102
 Burlingame, CA 94010

March 18, 2016

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
James Rosenberg, Senior Assistant Chief Accountant
Alla Berenshteyn, Staff Attorney
Vanessa Robertson, Staff Accountant

Re:	Corvus Pharmaceuticals, Inc. Registration Statement on Form S-1 (Registration No. 333-208850)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-208850) (the “Registration Statement”) of Corvus Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on March 22, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kathleen M. Wells at (650) 463-2677.

The Company acknowledges the following:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

CORVUS PHARMACEUTICALS, INC.

By:	/s/ Leiv Lea
Leiv Lea
Chief Financial Officer

CC:	Richard A. Miller, M.D., Corvus Pharmaceuticals, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Kathleen M. Wells, Esq., Latham & Watkins LLP
Bruce K. Dallas, Esq., Davis Polk & Wardwell LLP